January 27, 2017

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sunoco Logistics Partners L.P.
Registration Statement on Form S-4
Filed December 20, 2016
File No. 333-215183

This letter sets forth the responses of Sunoco Logistics Partners L.P. (“SXL”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 17, 2017 (the “Comment Letter”) with respect to SXL’s Registration Statement on Form S-4 (the “Form S-4”). Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 1 to the Form S-4 (“Amendment No. 1”). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment in our response.

Staff Comments

Questions and Answers, page 1

Q: Will I continue to receive future distributions on my ETP common units and Series A units?, page 2

1.	We note that ETP unitholders will receive 1.5 SXL common units for each ETP common unit, and after completion of the merger, ETP unitholders will be entitled only to distributions on any SXL common units received in the merger. Please expand your disclosure in this section to include that future cash distributions per 1.5 SXL common units will initially be less than the current distributions on 1.0 ETP common unit.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 3 of Amendment No. 1 to include the following:

The current annualized distribution rate for each ETP common unit is $4.22 (based on the quarterly distribution rate of $1.0550 for each ETP common unit that was declared with respect to the quarter ended December 31, 2016). Based on the exchange ratio, the annualized distribution rate for each ETP common unit exchanged for 1.5 SXL common units would be approximately $3.12 (based on the quarterly distribution rate of $0.52 per SXL common unit that was declared with respect to the quarter ended December 31, 2016). Accordingly, based on the distribution rates for the quarter ended December 31, 2016, and the exchange ratio, an ETP common unitholder would initially receive approximately 26.0% less in quarterly cash distributions on an annualized basis after giving effect to the merger. For additional information, please read “Comparative Unit Prices and Distributions.”

January 27, 2017

No SXL Unitholder Approval is Required, page 11

2.	Explain why no SXL unitholder approval is required, including under the NYSE rules. It appears that the common units to be issued exceeds 20% of the currently outstanding number of common units.

Response: Under NYSE Rule 312.03(e), with the exception of equity compensation plans, the shareholder approval requirements in NYSE Rule 312.03 do not apply to issuances by limited partnerships, such as SXL. Further, pursuant to Section 5.6 of the Third Amended and Restated Agreement of Limited Partnership of SXL dated as of January 26, 2010 (as amended), subject to certain other limitations contained therein, the partnership is permitted to issue additional partnership securities for any purpose at any time on such terms and conditions as the general partner will determine, all without the approval of any limited partner.

Material U.S. Federal Income Tax Consequences of the Merger, page 15

3.	Clarify whether the opinions of Latham & Watkins or Vinson & Elkins may be waived. It is the staff’s view that waiver of such opinions would constitute a material change and require the resolicitation of the Merger Proposal presenting it as a taxable transaction.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 15 of Amendment No. 1 to clarify that the requirement that opinions of Latham & Watkins and Vinson & Elkins be delivered may be waived. Further, we acknowledge the Staff’s view that waiver of such opinions would constitute a material change. Accordingly, we have included disclosure confirming that, if the requirement that a tax opinion be delivered is waived and the changes to the tax consequences would be material, then the proxy statement/prospectus will be amended and recirculated and unitholder approval will be resolicited.

Risk Factors, page 30

ETP common unitholders will have a reduced ownership after the merger, page 35

4.	Please expand your disclosure to include the percentage of common units that current ETP common unitholders will own of the combined company as a result of the merger.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 35 of Amendment No. 1 to include the following:

Assuming that the merger had been completed on December 31, 2016, current ETP common unitholders would have owned approximately 75.6% of the combined entity based on the number of ETP and SXL common units outstanding at that date.

January 27, 2017

The Merger, page 47

Background of the Merger, page 49

5.	You indicate that ETP and SXL “regularly review operational and strategic opportunities.” However, it is not clear how this led to ETPs decision to initiate discussions regarding a merger between the two parties.

Response: Since the acquisition by Energy Transfer Partners, L.P. (“ETP”) of the general partner of SXL in 2012, the two partnerships have reviewed operational and strategic opportunities to maximize value for their respective investors, as well as opportunities to simplify and strengthen the overall family of partnerships. As evidenced by the transactions referred to in the second paragraph under “Background of the Merger,” ETP and SXL have entered into strategic joint ventures on several occasions. These joint ventures have allowed the two companies to successfully achieve cost and commercial synergies with respect to discrete businesses and illustrate the potential cost and commercial synergies that could be obtained upon full integration. As noted in the Form S-4 as initially filed, in preparation for semi-annual meetings of the boards of directors of ETP and SXL in October 2016, management of each of these entities reviewed information related to current and projected financial performance and shared this information with Energy Transfer Equity, L.P. (“ETE”), the direct or indirect owner of the general partners of ETP and SXL. Based on this information, management of ETE analyzed various options to improve the distribution coverage ratios and leverage ratios at ETP and SXL under various assumptions related to future financial performance, including the possibility of a merger of ETP and SXL. After further analysis, ETE concluded that a merger of ETP and SXL provided the clearest path to overall financial strength of the Energy Transfer family of partnerships, organizational simplification and value maximization for investors. In addition, in its position as a direct or indirect owner of the general partners of ETP and SXL, ETE delivered a letter to the board of directors of SXL suggesting that SXL consider whether to propose the terms of a potential merger between SXL and ETP and indicating that ETE would be prepared to support such a transaction if ETE determined any negotiated terms thereof were in the best interests of the unitholders of ETE.

SXL has provided additional detail related to the circumstances giving rise to discussions between SXL and ETP regarding a merger on page 66 of Amendment No. 1.

6.	The second paragraph on page 49 has detailed disclosure about the various joint ventures between ETP and SXL. Given the level of detail about those joint ventures, it is not clear if this paragraph is for examples purposes only or if those ventures were pertinent to the entering in the merger agreement.

January 27, 2017

Response: We acknowledge the Staff’s comment and respectfully refer the Staff to our response to Comment #5 as well as the additional disclosure included on page 66 of Amendment No. 1. In addition, we note that the list of examples of joint ventures was intended to highlight that the two partnerships had a proven track record of realizing cost and commercial synergies from working together as joint venture partners and that this past track record supported the prospect of obtaining additional cost and commercial synergies when combining all business operations for the two companies.

7.	We note that ETE management analyzed various options to improve the distribution coverage ratios and leverage ratios of ETP and SXL, including the merger of ETP and SXL. Please expand your disclosure regarding the various alternatives that were considered, and briefly explain why such alternatives were not pursued.

Response: We respectfully acknowledge the Staff’s comments and have revised the disclosure on page 66 of Amendment No. 1 to include the following:

Specifically, ETE analyzed potential reductions in ETP and SXL quarterly cash distribution levels, common equity issuances by ETP and SXL and/or preferred equity issuances by ETP and SXL, with the intention in each case of improving financial metrics with respect to distribution coverage and leverage of the two partnerships. ETE also concluded that the combination of ETP and SXL would create scope and scale of business, as well as cost and commercial synergies and other financial benefits that could not be achieved through any of the other alternatives considered.

8.	While there were a number of meetings and discussions between representatives of ETP, ETE, SXL and the Advisors, some of them appeared to be more procedural in nature while others were more substantive in addressing the reasons for, and terms of the proposed transaction. Expand those paragraphs addressing the latter to summarize the substance of those discussions, not just list the topics discussed.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 66-76 of Amendment No. 1 to address this comment.

9.	Expand the fifth full paragraph on page 54 to explain why ETE “would not be willing to approve additional SXL incentive distribution subsidies” and to discuss “the unsustainability of ETP’s current level of cash distributions per common unit.” Indicate the extent to which “ETP would likely need to reduce distributions per common unit in order to reduce its leverage ratios and increase its cash distribution coverage ratios to levels that would support the longer term financial health and future cash distribution growth potential at ETP.”

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 72 of Amendment No. 1 to include the following:

The unwillingness on the part of ETE to approve additional SXL incentive distribution subsidies was due to the significant level of existing incentive distribution subsidies by ETE in favor of ETP, and the need for ETE, for the benefit of the holders of its publicly traded common units, to responsibly manage its own credit metrics and distribution coverage ratios.

January 27, 2017

As detailed further below in “Unaudited Financial Projections of ETP,” an assumed 20% reduction in distributions in respect of ETP common units in 2017, and thereafter on a basis that results in ETP maintaining a cash coverage ratio of approximately 1.1x, and a hypothetical removal of a distribution subsidy would allow ETP to maintain a debt-to-EBITDA ratio of 5.1x in 2017, 4.2x in 2018 and 3.9x in 2019, in line with management’s desire for ETP to maintain its investment grade rating. Additionally, such reductions were deemed necessary by ETP management to maintain cash distribution coverage ratios of approximately 1.0x.

10.	Expand the discussion on page 59 to explain why the merger agreement was further amended after the press release announcing the transaction.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 78 of Amendment No. 1 to include the following:

The amendment to the merger agreement was undertaken in order to simplify the resulting debt structure of the Energy Transfer family of partnerships by minimizing the conveyances of certain equity interests. As originally structured, the merger would have required additional debt restructuring to achieve the intended outcome. As amended, the merger has a reduced impact on the existing debt structure of the Energy Transfer family of partnerships.

Opinion of the Financial Advisor to the ETP Conflicts Committee, page 64

11.	As previously requested, please provide us with the board books Barclays prepared and presented.

Response: After the filing of Amendment No. 1, Cleary Gottlieb Steen & Hamilton LLP, counsel for Barclays, will supplementally and confidentially provide to the Staff under separate cover, pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83), a copy of the presentation materials delivered by Barclays to the conflicts committee of the board of directors of Energy Transfer Partners, L.L.C. on November 11, 2016, November 16, 2016 and November 20, 2016. Such information is being provided to the Staff on a supplemental and confidential basis only under separate cover, and is not to be filed with, deemed part of or included in the Form S-4 or any amendment thereto.

SXL has been advised that, in accordance with such Rules, counsel for Barclays has requested that these materials be promptly returned following completion of the Staff’s review thereof and that counsel has, by separate letter, requested confidential treatment of such materials pursuant to such Rules.

January 27, 2017

Unaudited Financial Projections of ETP, page 77

12.	We note that the ETP Distribution Reduction Case Projections reflect the hypothetical removal of the $465 million incentive distribution subsidy that was in place during 2017. Please disclose the assumptions underlying this adjustment.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 97 of Amendment No. 1 to include the following:

The $465 million incentive distribution subsidy represents the 2017 amount of the recent incentive distribution subsidy announced on August 3, 2016. ETP management determined that it was likely that this particular subsidy would be reversed, based on the reduced distributions to ETE under the ETP Distribution Reduction Case Projections. While any reversal would require the consent of ETP, it is ETP management’s belief that a reversal would be necessary in order for ETE to maintain the leverage metrics required to sustain its current credit rating. Maintaining ETE’s credit rating is important for preserving the credit rating of ETP due to the relationship between the credit rating of a general partner and the credit rating of the underlying master limited partnership under existing rating agency policies. Negative credit ratings actions at ETE could have a “flow through” effect, creating negative ratings pressure at ETP. The hypothetical distribution reduction was intended to prevent such negative ratings pressure from impacting ETP. Accordingly, the removal of the incentive distribution subsidy is consistent with the thesis of the ETP Distribution Reduction Case Projections.

13.	The ETP Distribution Case Projections suggest that distribution per ETP common unit and debt-to-EBITDA ratio projections were calculated and provided. Please include corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances. See Item 10(b) of Regulation S-K for guidance.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 98 of Amendment No. 1 to address this comment.

14.	Please quantify the key assumptions used to develop the unaudited financial projections of ETP. Similarly, please quantify the key assumptions used to develop the unaudited financial projections of SXL.

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure in relation to the unaudited financial projections of ETP on page 95 of Amendment No. 1 to include the following:

The principal quantifiable assumptions material to the unaudited financial projections of ETP include assumptions regarding pricing of crude oil and natural gas. In connection with the unaudited financial projections of ETP, the following assumptions related to price were made:

	2017	2018	2019
Price of Crude Oil	$50.00	$55.00	$60.00
Price of Natural Gas	$3.11	$3.01	$3.00

January 27, 2017

While additional itemized breakdowns of other financial information were utilized in the development of the unaudited financial projections of ETP, we believe that inclusion of such information in the Form S-4 (i) would not be material to investors because such items are independent financial metrics and are not relevant on an individual basis and (ii) would make the presentation of the unaudited financial projections of ETP included in the Form S-4 difficult for investors to follow while not adding material information.

In addition, we have also revised the disclosure in relation to the unaudited financial projections of SXL on page 100 of Amendment No. 1 to include the following:

The principal quantifiable assumptions material to the unaudited financial projections of SXL include assumptions regarding pricing of crude oil. In connection with the unaudited financial projections of SXL, the following assumptions related to price were made:

	2017	2018	2019
Price of Crude Oil	$50.00	$55.00	$60.00

While additional itemized breakdowns of other financial information were utilized in the development of the unaudited financial projections of SXL, we believe that inclusion of such information in the Form S-4 (i) would not be material to investors because such items are independent financial metrics and are not relevant on an individual basis and (ii) would make the presentation of the unaudited financial projections of SXL included in the Form S-4 difficult for investors to follow while not adding material information.

15.	You state on pages 77 and 81 that the management of ETP and SXL prepared unaudited financial projections to assist their respective board and conflicts committee in evaluating their respective operations and prospects. You further state on page 60 that the ETP conflicts committee viewed the exchange ratio as “fair and reasonable in light of ETP’s recent and projected financial performance…” However, you state on pages 79 and 82 that unitholders are “cautioned not to place undue, if any, reliance” on the unaudited financial projections. Please revise to clarify how the ETP and SXL boards used the projections in their respective deliberative process and during negotiations, and explain further why you caution unitholders against relying on the same information when they decide how to cast their votes.

Response: We respectfully acknowledge the Staff’s comment and have included disclosure in Amendment No. 1 cautioning investors not to place undue reliance on the financial forecasts given the inherent uncertainties associated with projected data. Please see pages 100 and 101 of

January 27, 2017

Amendment No. 1. The boards of SXL and ETP considered financial projections as part of their evaluation of the merger and in connection with performing their diligence of the transaction; however, the boards of SXL and ETP did so with a thorough understanding of the basic limitations of projections of the type that are disclosed on pages 37-39 of Amendment No. 1 under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

Directors and Executive Officers of SXL After the Merger, page 88

16.	Please clarify the management roles that current SXL GP directors and officers and SXL officers will hold in the combined company.

Response: As disclosed on page 107 of Amendment No. 1, SXL expects that the directors and executive officers of the general partner of SXL immediately prior to the merger will continue in management roles of ETP GP LLC after the mergers, except that (i) Kelcy L. Warren, Chief Executive Officer of ETP, is expected to become the Chief Executive Officer of SXL, (ii) Marshall S. (Mackie) McCrea, III, Group Chief Operating Officer and Chief Commercial Officer of ETE, is expected to become the Chief Commercial Officer of SXL, (iii) Matthew S. Ramsey, President and Chief Operating Officer of ETP, is expected to become the President of SXL, and (iv) Thomas E. Long, Chief Financial Officer of ETP, is expected to become the Chief Financial Officer of SXL. On January 4, 2016, ETP and SXL filed a copy of an employee memo with the SEC relating to the role SXL President and Chief Executive Officer Mike Hennigan is expected to have following the closing of the merger. As stated in the memo, it is expected that Mr. Hennigan will act as President, Crude, NGL and Refined Products, of the combined entity. We have included additional disclosure on page 107 of Amendment No. 1 to reflect Mr. Hennigan’s expected role in the combined company. The partnerships have only recently begun the integration planning process and at this time no decisions have been made with respect to the roles current officers of SXL or the general partner of SXL may have post-closing, but it is expected that those officers will continue in management roles of the combined entity. Under the terms of the merger agreement, ETP GP LLC will be the surviving entity following its merger with SXL GP, and as such it is expected that the Board of Directors of ETP GP LLC will continue as the Board of Directors of the combined entity; however, no final decisions have been made at this time with respect to the specific composition of the combined entity’s Board of Directors post-closing. We undertake to update any future filings with additional information regarding management roles to the extent known at the time of such filings.

Sunoco Logistics Partners L.P. Unaudited Pro Forma Financial Information, page 110

Pro Forma Adjustments, page 115

17.	We note that pro forma adjustment (c) reflects changes in the net income allocation related to changes in the general partner’s ownership interest and incentive distribution rights to occur in connection with the merger. Please expand your disclosure to summarize how the general partner’s ownership interest and incentive distribution rights will change under the proposed merger, and quantify each of these pro forma adjustments separately within the pro forma adjustment description.

January 27, 2017

Response: We respectfully acknowledge the Staff’s comments and have revised the disclosure on pages 134 and 135 of Amendment No. 1 to include the following:

The pro forma adjustment to the general partner’s interest in net income reflects the following (in millions):

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Pro forma increase in general partner’s interest in income, excluding incentive distributions	$7.0	$12.0
Pro forma decrease in incentive distributions to the general partner	(40.0)	(147.0)

Pro forma decrease in income allocated to the general partner	$(33.0)	$(135.0)

The pro forma increase in general partner’s interest in income, excluding incentive distributions, in the table above reflects the change in net income that would have been allocated to the general partner interest based on the pro forma change in the general partner’s ownership percentage. The amounts represent the difference in ETP’s historical general partner ownership percentage compared to the pro forma general partner percentage, which percentage was calculated based on the historical proportionate ownership of SXL’s general partner diluted by the issuance of additional common units to ETP’s unitholders.

The pro forma decrease in incentive distributions to the general partner in the table above, reflects the change in incentive distributions that would have been paid based on (i) the assumed SXL common units that would have been outstanding upon each quarterly distribution record date, assuming that the outstanding ETP common units had been converted to SXL common units at the exchange rate of 1.50 SXL common units for each ETP common unit and (ii) the pro forma change in the general partner’s ownership percentage. These pro forma ownership changes, along with the historical distributions paid per SXL common unit, were used to derive the pro forma incentive distributions in accordance with the requirements for distributions of available cash in the SXL partnership agreement.

18.	Please provide additional disclosure to show how you calculate the pro forma weighted average number of common units outstanding on a basic and diluted basis. In doing so, please provide a reconciliation from ETP’s historical weighted average number of common units outstanding to the pro forma weighted average number of common units outstanding.

January 27, 2017

Response: We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 135 of Amendment No. 1 to include the following:

Following is a reconciliation of ETP’s historical weighted average number of common units outstanding to the pro forma weighted average number of common units outstanding (in millions):

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
ETP historical weighted average number of common units outstanding - basic	499.8	432.8
Exchange rate of SXL common units to be issued for each ETP common unit	1.5	1.5

	749.7	649.2
SXL historical weighted average number of common units outstanding - basic	295.5	250.9
Weighted average SXL units held by ETP	(76.5)	(69.3)

Pro forma SXL weighted average number of common units outstanding - basic	968.7	830.8

Dilutive impact of participating securities	1.5	4.8

Pro forma SXL weighted average number of common units outstanding - diluted	970.2	835.6

* * * * *

January 27, 2017

Please contact the undersigned if you have any questions or comments with respect to these responses to your comments.

Sincerely,

/s/ Peter J. Gvazdauskas
Peter J. Gvazdauskas
Chief Financial Officer and Treasurer

Cc:	William N. Finnegan IV
Ryan J. Maierson
Debbie P. Yee
Latham & Watkins LLP

Michael J. Swidler
Lande A. Spottswood
Mike Rosenwasser
Vinson & Elkins L.L.P.